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                              LOWENSTEIN SANDLER PC
                              65 LIVINGSTON AVENUE
                           ROSELAND, NEW JERSEY 07068
                                 (973) 597-2500


                                 August 1, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:  Filing Desk

               RE: LADDCAP VALUE PARTNERS LP/DELCATH SYSTEMS, INC. PRELIMINARY CONSENT SOLICITATION STATEMENT

Dear Sir or Madam:

               On behalf of our client, Laddcap Value Partners LP ("Laddcap"), attached for filing is a preliminary consent solicitation statement. Pursuant to Rule 14a-6(i)(2), no fee is due in connection with this filing. Laddcap would like to mail the attached consent solicitation statement, in definitive form, to stockholders as soon as practicable after the Staff has completed its review.

               Please contact the undersigned at (973) 597-2470 if there are any questions or comments with respect to the attached.

                                              Very truly yours,

                                              /s/ Jeffrey M. Shapiro

                                              Jeffrey M. Shapiro
Attachment
cc:   Mr. Robert B. Ladd
      Robert G. Minion, Esq.
      Richard Bernstein, Esq.